Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148414

SUPPLEMENT NO. 10
DATED MARCH 25, 2010
TO THE PROSPECTUS DATED MAY 19, 2009
OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009, Supplement No. 8 dated January 14, 2010 and Supplement No. 9 dated March 9, 2010.  Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•                  status of the offering; and

•                  recent portfolio activity.

OPERATING INFORMATION

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through March 19, 2010, we have accepted investors’ subscriptions to this public offering and issued approximately 55.8 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $557 million.  We have approximately 145.6 million shares remaining for sale in the primary portion of our public offering and 48.5 million shares remaining for sale in the distribution reinvestment plan.

PORTFOLIO ACTIVITY

Recent Acquisition

Acquisition of The Lofts at Park Crest

On March 16, 2010, we acquired a fee simple interest in a mixed-use development located in the Tysons Corner area of McLean, Virginia commonly known as the Lofts at Park Crest (“Park Crest”) through Behringer Harvard Park Crest, LLC, a wholly owned subsidiary of Behringer Harvard Multifamily OP I LP, our operating partnership, from an unaffiliated seller, Park Crest Building 5 Associates, LLC, a Virginia limited liability company.

Park Crest is a 131-unit multifamily community with approximately 66,600 square feet of retail space currently occupied by a Harris Teeter grocery store.  Park Crest also has amenities including, but not limited to, a fitness center, a business center and a pool and sun terrace.  Park Crest, which was completed in 2008, has an average unit size of 1,047 square feet.  As of the date of acquisition, approximately 92% of the units were occupied, and the average effective monthly rental rate per unit was approximately $3,014.

The lease with Harris Teeter, Inc., a North Carolina corporation, commenced on August 1, 2008, with an initial term of 20 years expiring July 31, 2028.  The lease automatically extends for four successive extension terms of five years each, unless the tenant gives 12 months prior notice of its election not to extend beyond the then current initial or extension term.  The monthly minimum rent is $174,827.62 for the initial term, with annual percentage rent calculated at 2% of the amount, if any, by which the tenant’s annual gross sales exceeds the breakpoint, which breakpoint is defined as the annual minimum rent divided by 2%.  Since the retail space in Park Crest was completed in 2008, Harris Teeter has occupied 100% of the retail space.

The purchase price for Park Crest was approximately $68.2 million, excluding closing costs.  We funded the purchase price with proceeds from our initial public offering and may later place mortgage debt on the community.

We believe that this property is suitable for its intended purposes and adequately covered by insurance.  The property is located in a submarket where there are a number of comparable properties that might compete with it.  We do not intend to make significant renovations or improvements to this property.